FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec
Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Canadian National Railway Company files this Report on Form 6-K to incorporate by reference the Sixth Supplemental Indenture set forth as Item 1 below as new Exhibit 7.6 to its Registration Statement on Form F-10 (file number:  333-223014).

Item 1

CANADIAN NATIONAL RAILWAY COMPANY
(Company)

and

THE BANK OF NEW YORK MELLON
(Trustee)

SIXTH SUPPLEMENTAL INDENTURE

Dated as of November 7 2018

CANADIAN NATIONAL RAILWAY COMPANY

AND

THE BANK OF NEW YORK MELLON
(Trustee)

SIXTH SUPPLEMENTAL INDENTURE

This SIXTH SUPPLEMENTAL INDENTURE, dated as of November 7, 2018, between CANADIAN NATIONAL RAILWAY COMPANY, a corporation continued, subsisting and in good standing under the laws of Canada (the “Company”), having its principal office at 935 de La Gauchetière Street West, Montreal, Quebec H3B 2M9 and THE BANK OF NEW YORK MELLON (formerly known as The Bank of New York), a banking corporation existing under the laws of the State of New York, as Trustee (the “Trustee”).

W I T N E S S E T H :

WHEREAS, the Company entered into an Indenture dated as of June 1, 1998 with the Trustee (as amended to date, the “Original Indenture”);

WHEREAS, the Company wishes to change some of the provisions of the Original Indenture in respect of new series of Securities issued under the Original Indenture upon or after the execution of this Sixth Supplemental Indenture;

WHEREAS, Section 901(5) of the Original Indenture provides that without the consent of any Holders, the Company and the Trustee may, at any time and from time to time, enter into indentures supplemental to the Original Indenture in form satisfactory to the Trustee, to add to, change or eliminate any of the provisions of the Original Indenture provided that any such addition, change or elimination shall neither apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modify the rights of the Holder of any such Security with respect to such provision; and

WHEREAS, all things necessary to make this Sixth Supplemental Indenture a valid, binding and legal agreement in accordance with its terms have been done and performed and the execution and delivery of this Sixth Supplemental Indenture have in all respects been duly authorized.

NOW, THEREFORE:

ARTICLE 1
DEFINITIONS, ACCOUNTING TERMS

Section 1.01                            Definitions

For all purposes of this Sixth Supplemental Indenture, except as otherwise expressly provided or unless the context requires:

(1)                                 all terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, or in the Original Indenture have the meanings assigned to them in the Trust Indenture Act or Original Indenture, respectively;

(2)                                 all accounting terms not otherwise defined in this Sixth Supplemental Indenture have the meanings assigned to them in accordance with generally accepted accounting principles in the United States, and, except as otherwise herein expressly provided, the term “generally accepted accounting principles” with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted at the date of such computation;

(3)                                 unless the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or a Section, as the case may be, of this Sixth Supplemental Indenture; and

(4)                                 the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Sixth Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision.

ARTICLE 2
AMENDMENTS APPLICABLE TO NEW SERIES OF SECURITIES

Section 2.01                            Amendments Apply to New Series. The additions to, changes or eliminations of the provisions of the Original Indenture set forth in this Sixth Supplemental Indenture shall apply solely to Securities of a series issued on or after the date of this Sixth Supplemental Indenture. The rights of Holders of Securities of any series outstanding that were issued prior to the date of this Sixth Supplemental Indenture shall not be affected by the additions to, changes or eliminations of the provisions of the Original Indenture set forth in this Sixth Supplemental Indenture.

Section 2.02                            Form of Reverse of Security. For purposes of each new series of Securities, Section 203 of the Original Indenture shall be replaced with the following:

“The reverse of the Security shall be substantially in the form set forth in Schedule A attached to the Sixth Supplemental Indenture dated November 7, 2018 to the Indenture.”

Section 2.03                            Notice of Redemption. For purposes of each new series of Securities, Section 1104 of the Original Indenture shall be replaced with the following:

“Notice of redemption shall be delivered not less than 15 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed, at the applicable address appearing in the Security Register.

All notices of redemption shall state:

(1)                                 the Redemption Date,

(2)                                 the Redemption Price,

(3)                                 if less than all the Outstanding Securities of any series consisting of more than a single Security are to be redeemed, the identification (and, in the case of partial redemption of any such Securities, the principal amounts) of the particular Securities to be redeemed and, if less than all the Outstanding Securities of any series consisting of a single Security are to be redeemed, the principal amount of the particular Security to be redeemed,

(4)                                 that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,

(5)                                 the place or places where each such Security is to be surrendered for payment of the Redemption Price, and

(6)                                 that the redemption is for a sinking fund, if such is the case.

Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company and shall be irrevocable.”

ARTICLE 3
TRUSTEE

Section 3.01                            Trustee Disclaimer. The Recitals in this Sixth Supplemental Indenture shall be taken as made by the Company and shall not be construed as made by or imposing any obligations upon the Trustee. The Trustee makes no representation as to the validity or sufficiency of this Sixth Supplemental Indenture.

ARTICLE 4
MISCELLANEOUS

Section 4.01                            Ratification and Incorporation of Indenture. As supplemented hereby, the Original Indenture is in all respects ratified and confirmed, and the Original Indenture and this Sixth Supplemental Indenture shall be read, taken and construed as one and the same instrument.

Section 4.02                            Counterparts. This Sixth Supplemental Indenture may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall together constitute one and the same instrument.

Section 4.03                            Governing Law; Waiver of Jury Trial. This Sixth Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York. Each of the Company and the Trustee hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Sixth Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Sixth Supplemental Indenture to be duly executed as of the day and year first above written.

CANADIAN NATIONAL RAILWAY COMPANY

By:	/s/ Ghislain Houle
Ghislain Houle
Executive Vice-President and Chief Financial Officer

By:	/s/ Bernd Beyer
Bernd Beyer
Vice-President and Treasurer

THE BANK OF NEW YORK MELLON

Trustee

By:	/s/ Francine Kincaid
Name: Francine Kincaid
Title: Vice President

SCHEDULE A
FORM OF REVERSE OF SECURITY

“This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”),  issued and to be issued in one or more series under an Indenture, dated as of June 1, 1998, as amended (herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof [if applicable, insert — , limited in aggregate principal amount to $...........].

[If applicable, insert — The Securities of this series are subject to redemption upon not less than 15 days’ notice by mail, [if applicable, insert — (1) on ........... in any year commencing with the year ...... and ending with the year ...... through operation of the sinking fund for this series at a Redemption Price equal to 100% of the principal amount, and (2)] at any time [if applicable, insert — on or after .........., .....], as a whole or in part, at the election of the Company, at the following Redemption Prices (expressed as percentages of the principal amount): If redeemed [if applicable, insert — on or before ..............., ...%, and if redeemed] during the 12-month period beginning ............. of the years indicated,

Year	Redemption Price	Year	Redemption Price

and thereafter at a Redemption Price equal to .....% of the principal amount, together in the case of any such redemption [if applicable, insert — (whether through operation of the sinking fund or otherwise)] with accrued interest to the Redemption Date, but interest instalments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof, all as provided in the Indenture.]

[If applicable, insert — The Securities of this series are subject to redemption upon not less than 15 days’ notice by mail, (1) on ............ in any year commencing with the year .... and ending with the year .... through operation of the sinking fund for this series at the Redemption Prices for redemption through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below, and (2) at any time [if applicable, insert — on or after ............], as a whole or in part, at the election of the Company, at the Redemption Prices for redemption otherwise than through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below: If redeemed during the 12-month period beginning ............ of the years indicated,

Year	Redemption Price For Redemption Through Operation of the Sinking Fund	Redemption Price For Redemption Otherwise Than Through Operation of the Sinking Fund

and thereafter at a Redemption Price equal to .....% of the principal amount, together in the case of any such redemption (whether through operation of the sinking fund or otherwise) with accrued interest to the Redemption Date, but interest instalments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant Record Dates referred to on the face hereof, all as provided in the Indenture.]

[If applicable, insert — Notwithstanding the foregoing, the Company may not, prior to ............., redeem any Securities of this series as contemplated by [if applicable, insert — Clause (2) of] the preceding paragraph as a part of, or in anticipation of, any refunding operation by the application, directly or indirectly, of moneys borrowed having an interest cost to the Company (calculated in accordance with generally accepted financial practice) of less than .....% per annum.]

[If applicable, insert — The sinking fund for this series provides for the redemption on ............ in each year beginning with the year ....... and ending with the year ...... of [if applicable, insert — not less than $.......... (“mandatory sinking fund”) and not more than] $......... aggregate principal amount of Securities of this series. Securities of this series acquired or redeemed by the Company otherwise than through [if applicable, insert — mandatory] sinking fund payments may be credited against subsequent [if applicable, insert — mandatory] sinking fund payments otherwise required to be made [if applicable, insert — , in the inverse order in which they become due].]

[If the Security is subject to redemption of any kind, insert — In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.]

[If applicable, insert — The Indenture contains provisions for defeasance at any time of [the entire indebtedness of this Security] [or] [certain restrictive covenants and Events of Default with respect to this Security] [, in each case] upon compliance with certain conditions set forth in the Indenture.]

[If the Security is not an Original Issue Discount Security, insert — If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.]

[If the Security is an Original Issue Discount Security, insert — If an Event of Default with respect to Securities of this series shall occur and be continuing, an amount of principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture. Such amount shall be equal to — insert formula for determining the amount. Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal, premium and interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company’s obligations in respect of the payment of the principal of and premium and interest, if any, on the Securities of this series shall terminate.]

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of specified thresholds in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified thresholds in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee indemnity satisfactory to the Trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of $....... and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Notwithstanding any provision of the Indenture or this Security, no Global Security representing the Securities of this series may be exchanged in whole or in part for the Securities of this series, and no transfer of a Global Security representing the Securities of this series in whole or in part may be registered in the name of any Person other than the Depository for such Global Security or any nominee of the Depository, unless (i) the Depository has notified the Company that it is unwilling or unable to continue as Depository for the Global Security representing the Securities of this series or has ceased to be qualified to act as such as required pursuant to the Indenture or (ii) there shall have occurred and be continuing an Event of Default with respect to the Securities of this series represented by such Global Security.  All Securities of this series issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depository may direct.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, including the making of any payment in respect hereof, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

The Company may from time to time, without notice to or the consent of any registered Holders of the Securities of this series, create and issue further Securities ranking equally and ratably with the Securities of this series. These further Securities will be consolidated with and form a single series with the Securities of this series, as the case may be, and will have the same terms (except for the issue date, the issue price and, if applicable, the initial interest payment date) as to status, redemption or otherwise.

No recourse shall be had for the payment of the principal of (or premium, if any) or the interest on this Security, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any incorporator, stockholder, officer, director or employee, as such, past, present or future, of the Company or of any successor Person, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

All terms used in this Security which are defined in the Indenture, unless otherwise defined herein, shall have the meanings assigned to them in the Indenture.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: November 7, 2018	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel